SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                    Oppenheimer Tremont Opportunity Fund, LLC
                                (Name of Issuer)

                    Oppenheimer Tremont Opportunity Fund, LLC
                      (Name of Person(s) Filing Statement)

                       Limited Liability Company Interest
                         (Title of Class of Securities)

                                    68382A102
                      (CUSIP Number of Class of Securities)

                             Lisa I. Bloomberg, Esq.
                           Two World Financial Center
                         225 Liberty Street, 11th Floor
                          New York, New York 10281-1008
                                 (212) 323-0560

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation: $19,455,083.37 (a)       Amount of Filing Fee: $2,465 (b)
--------------------------------------------------------------------------------

(a) Calculated as the estimated aggregate maximum purchase price for twenty-five percent of the Issuer's outstanding limited liability company interests based on the estimated total net asset value of the Issuer's outstanding limited liability company interests as of June 30, 2004.

(b) Calculated at 0.01267% of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                        --------------------------------------
Form or Registration No.:
                          ------------------------------------
Filing Party:
              ---------------------------------------------------------
Date Filed:
            -----------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [ ] third-party tender offer subject to Rule 14d-1.
  [x] issuer tender offer subject to Rule 13e-4.
  [ ] going-private transaction subject to Rule 13e-3.
  [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1:  SUMMARY TERM SHEET


The information required by Item 1 is incorporated by reference to the Repurchase Offer Terms (Exhibit (a)(1)(ii)), which is attached as an exhibit to this Schedule TO.

ITEM 2:  SUBJECT COMPANY INFORMATION

The information required by Item 2 is incorporated by reference to the Repurchase Offer Terms (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 3:  IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person is Oppenheimer Tremont Opportunity Fund, LLC (the "Fund"). The Fund's address is Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008, and the Fund's telephone number is (212) 323-0252. The investment adviser of the Fund is OppenheimerFunds, Inc., which is located at Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008 (the "Adviser"). The investment manager is Tremont Partners, Inc., which is located at 555 Theodore Fremd Avenue, Rye, New York 10580 (the "Investment Manager"). The Fund's Independent Managers are Ronald J. Abdow, Joseph M. Wikler, and Peter I. Wold. The Fund's Interested Managers are Eustis Walcott and John V. Murphy. The address for each Manager, except Mr. Murphy, is 6803 S. Tuscon Way, Centennial, Colorado 80112-3924. The address for Mr. Murphy is Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008.

ITEM 4:  TERMS OF THE TRANSACTION

The information required by Item 4 is incorporated by reference to the Repurchase Offer Terms (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 5:  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

This information required by Item 5 is incorporated by reference to the Repurchase Offer Terms (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 6: PURPOSES OF TRANSACTION AND PLANS OR PROPOSALS OF THE FUND AND ITS AFFILIATES

This information required by Item 6 is incorporated by reference to the Repurchase Offer Terms (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 7:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

The information required by Item 7 is incorporated by reference to the Repurchase Offer Terms (Exhibit (a)(1)(ii) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 8:  INTEREST IN SECURITIES OF THE FUND

The information required by Item 8 is incorporated by references to the Repurchase Offer Terms (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 9:   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Repurchases Offer.

ITEM 10: FINANCIAL STATEMENTS

The information required by Item 10(a)-(b) is incorporated by reference to the Fund's audited financial statements included in the Statement of Additional Information, dated July 27, 2004 for the fiscal year ended March 31, 2004 and was filed on Edgar on Form N-2 on July 27, 2004; and annual financial statements, previously filed on Edgar on Form N-CSR on June 7, 2004, which the Fund has prepared and furnished Members pursuant to Rule 30e-1 under the Investment Company Act of 1940 and filed with the Securities and Exchange Commission pursuant to Rule 30e-1 under the Investment Company Act of 1940.

ITEM 11: ADDITIONAL INFORMATION

(a)(1) None.
   (2) None.
   (3) Not applicable.
   (4) Not applicable.
   (5) None.

(b) None.

ITEM 12: EXHIBITS

(a)(1)(i)         Form of Repurchase Offer Notice
(a)(1)(ii)        Repurchase Offer Terms
(a)(1)(iii)       Form of Repurchase Request Form
(a)(1)(iv) Form of Letter to Members Regarding Acceptance of Tender of All Interest Held by Members
(a)(1)(v) Form of Letter to Members Regarding Acceptance of Tender of A Portion of Interest Held by Members
(a)(1)(vi) Form of Promissory Note for Payment Regarding Acceptance of Tender of All Interest Held by Members
(a)(1)(vii) Form of Promissory Note for Payment regarding Acceptance of Tender of A Portion of Interest Held by Members
(a)(2)            Not applicable.
(a)(3)            Not applicable.
(a)(4)            Not applicable.
(a)(5)            None.

(b) Not applicable.

(d) The Limited Liability Agreement was filed by the Registrant on November 11, 2003 and is hereby incorporated by reference.

(g) None.

(h) None.

ITEM 13: Information Required by Schedule 13E-3

Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Oppenheimer Tremont Opportunity Fund, LLC

                                    By:      /s/ Dina C. Lee
                                    ----------------------------
                                    Name:    Dina C. Lee
                                    Title:   Assistant Secretary

Date:    July 30, 2004

Exhibit (a)(1)(i)

Oppenheimer Tremont Opportunity Fund, LLC
498 Seventh Avenue, New York, New York 10018

                             Repurchase Offer Notice
July 30, 2004

Dear Oppenheimer Tremont Opportunity Fund, LLC Member:

This notice is to inform you about your Fund's offer to repurchase a portion of its outstanding Interests and to provide instructions to Members who would like to tender some or all of their Interests for repurchase by the Fund. This repurchase offer is intended to provide liquidity to Members, because Interests of your Fund are not redeemable daily for cash nor are they traded on a stock exchange. You can offer some or all of your Fund Interest for repurchase only during one of the Fund's repurchase offers.

The repurchase offer period will begin on August 2, 2004, and end on August 31, 2004. If you wish to sell any of your Fund Interest during this tender period, you can do so in one of the following ways:
1. If your Interest is held in your own name (please refer to your account statement), you can complete the attached Repurchase Request Form and return it to OppenheimerFunds Services by 12:00 Midnight Eastern time (ET) on August 31, 2004. The Fund currently does not charge a processing fee for handling repurchase requests.
2. If your Interest is held for your retirement plan by your retirement plan trustee, your retirement plan trustee must submit the repurchase request for you. They may charge a transaction fee for that service.

Please refer to your Fund Prospectus and the enclosed Repurchase Offer Terms and Repurchase Request Form for more details. If you are not interested in selling any of your Interest at this time, you do not have to do anything and can disregard this notice. We will contact you prior to the next repurchase offer.

An Early Withdrawal Charge equal to 1.00% of the value of an Interest (or portion of an Interest) repurchased by the Fund will apply if the date as of which the Interest is to be valued for purposes of repurchase is less than one year following the date of your initial investment in the Fund. If applicable, the Early Withdrawal Charge will be deducted before payment of the proceeds of a repurchase.

--------------------------------------------------------------------------------
All requests to have Interest repurchased must be received by OppenheimerFunds Services at its office in Colorado in good order no later than 12:00 Midnight ET August 31, 2004 (the Repurchase Request Deadline).
--------------------------------------------------------------------------------

Please  refer  to the  enclosed  Repurchase  Offer  documents.  If you  have any
questions,   call  your   financial   advisor  or   broker,   or  you  can  call
OppenheimerFunds Services at 1.800.858.9826.




Sincerely,
OppenheimerFunds Services

[OppenheimerFunds Logo]

Exhibit (a)(1)(ii)

--------------------------------------------------------------------------------
                    Oppenheimer Tremont Opportunity Fund, LLC
                             REPURCHASE OFFER TERMS
                                 August 31, 2004
--------------------------------------------------------------------------------

1. The Offer. Oppenheimer Tremont Opportunity Fund, LLC (the "Fund') is offering to repurchase for cash up to twenty-five percent (25%) of the aggregate of its beneficial interest ("Interest") at a price equal to the respective net asset value ("NAV" or "Net Asset Value") as of 12:00 Midnight ET on the Valuation Date (defined below) upon the terms and conditions set forth in this Offer, the Repurchase Offer Notice, the Fund's Prospectus, and the related Repurchase Request Form. Together those documents constitute the "Repurchase Offer". The purpose of the Repurchase Offer is to provide liquidity to Members of the Fund. The offer is not conditioned upon the tender for repurchase of any minimum amount of Interest. Notwithstanding anything herein to the contrary, the Board of Trustees, in its discretion, may at the election of the shareholder pay any portion of the repurchase price in marketable Securities (or any combination of marketable Securities and cash) having a value, determined as of the date of repurchase, equal to the amount to be repurchased.

2. Repurchase Request Deadline - How to Submit Requests. All tenders of Interest for repurchase must be received in proper form (as set forth in this Repurchase Offer) by OppenheimerFunds Services at its office in Colorado on or before 12:00 Midnight ET on August 31, 2004. Repurchase Requests submitted to OppenheimerFunds Services in writing must be sent to the addresses specified in the Repurchase Request Form.

3. Valuation Date. Investors should realize that the value of the Interest tendered in this Offer likely will change between July 30, 2004 (the last time net asset value will have been calculated before the start of this offer) and August 31, 2004 (the next time net asset value will be calculated) and September 30, 2004 (the Valuation Date), when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests. The Fund's net asset value as of the four most recent monthly calculations has been:

     March 31, 2004                 $67,097,529
     April 30,2004                  $70,661,114
     May 31, 2004                   $73,372,035
     June 30, 2004                  $77,820,333


4. Net Asset Values. You must determine whether to tender your Interest prior to the Repurchase Request Deadline, but the Net Asset Values at which the Fund will repurchase Interest will not be calculated until the Valuation Date. The Net Asset Values can fluctuate and may fluctuate between the date you submit your Repurchase Request and the Repurchase Request Deadline and the Valuation Date. The Net Asset Values on the Repurchase Request Deadline and the Valuation Date could be higher or lower than on the date you submit a Repurchase Request.

5. Payment for Repurchased Interest. If the entire Interest of a Member is repurchased, the Member will receive an initial payment equal to 95% of the estimated value of the Interest and the balance due will be determined and paid promptly after completion of the Fund's audit and be subject to audit adjustment. The total amount that a Member may expect to receive on the repurchase of the Member's Interest (or portion thereof) will be the value of the Member's capital account (or portion thereof being repurchased) determined on the Valuation Date and based on the net asset value of the Fund's assets as of that date, after giving effect to all allocations to be made as of that date to the Member's capital account, including any Incentive Allocation, and less the redemption fee, if applicable. This amount will be subject to adjustment upon completion of the annual audit of the Fund's financial statements for the fiscal year in which the repurchase is effected (which it is expected will be completed within 60 days after the end of each fiscal year).

     Payment of the purchase price for an Interest (or portion thereof) shall consist of: (i) cash or a promissory note, which need not bear interest, in an amount equal to such percentage, as may be determined by the Board of Managers, of the estimated unaudited net asset value of the Interest (or portion thereof) repurchased by the Fund determined as of the date of such repurchase (the "Initial Payment"); and, if determined to be appropriate by the Board of Managers or if the Initial Payment is less than 100% of the estimated unaudited net asset value, (ii) a promissory note entitling the holder thereof to a contingent payment equal to the excess, if any, of (x) the net asset value of the Interest (or portion thereof) repurchased by the Fund as of the date of such repurchase, determined based on the audited financial statements of the Fund for the Fiscal Year in which such repurchase was effective, over (y) the Initial Payment. Notwithstanding anything in the foregoing to the contrary, the Board of Managers, in its discretion, may at the election of the shareholder pay any portion of the repurchase price in marketable Securities (or any combination of marketable Securities and cash) having a value, determined as of the date of repurchase, equal to the amount to be repurchased. Any promissory note given to satisfy the Initial Payment shall be due and payable not more than 45 days after the date of repurchase ("Valuation Date") or, if the Fund has requested withdrawal of its capital from any Portfolio Funds in order to fund the repurchase of Interest, 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.

6. Increase in Amount of Interest Repurchased; Pro Rata Repurchases. If Members tender for repurchase more outstanding Interests than the Fund is offering to repurchase during the offering period, the Fund may (but is not obligated to) increase the outstanding Interests that the Fund is offering to purchase by up to two percent (2%) on the Repurchase Request Deadline. The Fund may increase the outstanding Interests to be repurchased or the Fund may decide not to do so. In either case, if the outstanding Interests tendered for repurchase exceeds the amount that the Fund is offering to repurchase, the Fund will repurchase only a pro rata portion of the Interest tendered by each Member. There can be no assurance that the Fund will be able to repurchase all the Interest that you tender even if you tender all the Interest that you own. In the event of an oversubscribed Repurchase Offer, you may be unable to liquidate some or all of your Interest at Net Asset Value. You may have to wait until a subsequent repurchase offer to tender the Interest that the Fund was unable to repurchase, and you would be subject to the risk of Net Asset Value fluctuations during that time.

     In addition, a Member who tenders for repurchase only a portion of an Interest will be required to maintain a minimum capital account balance of $50,000, net of the amount of the Incentive Allocation, if any, that is to be debited from the capital account of the Member as of the date that the Fund values the Interest for repurchase. The Fund maintains the right to reduce the portion of an Interest to be repurchased from a Member so that the required minimum capital account balance is maintained. The Fund will promptly notify the Member if his tender of a portion of his Interest for repurchase would reduce his capital account balance to less than $50,000.

     The Fund may redeem all or part of an Interest if, among other reasons, the Adviser determines that it would be in the best interests of the Fund to do so. The Fund reserves the right to reduce that portion of the Interest to be purchased from a Member to maintain the Member's capital account balance at $50,000 if a Member tenders a portion of an Interest and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum.

7. Withdrawal of Tender of Interest for Repurchase. Interests tendered pursuant to the Repurchase Offer may be withdrawn or you may change the amount of Interest tendered for Repurchase at any time prior to 12:00 Midnight ET on August 31, 2004 (the Repurchase Request Deadline). You must send a written notice to OppenheimerFunds Services at one of its addresses specified in this Repurchase Request Form or the Prospectus, and OppenheimerFunds Services must receive it before the Repurchase Request Deadline.

8. Suspension or Postponement of Repurchase Offer. The Board of Managers of the Fund may suspend or postpone this Repurchase Offer only by a majority vote of the Managers (including a majority of the disinterested Managers) and only:

              (A) for any period during which The New York Stock Exchange or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

              (B) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

              (C) for such other periods as the Securities and Exchange Commission may order for the protection of Members of the Fund.

9. Tax Consequences. A Member that tenders its entire Interest will generally have a taxable event when the Interest is repurchased. Gain, if any, will be recognized by a tendering Member only as and after the total proceeds received by the Member exceed the Member's adjusted tax basis in the Interest. A loss, if any, will be recognized only after the Member has received full payment under the promissory note that will be given to the Member prior to the Fund's payment of the repurchase amount.

     Members should consult their tax advisers regarding the specific tax consequences, including state and local tax consequences, of a repurchase of their Interest. Special tax rules apply to Interest repurchased from retirement plan accounts.

     A tender of Interest pursuant to the Repurchase Offer will be treated as a taxable sale of the Interest if the tender (i) completely terminates the Member's interest in the Fund, (ii) is treated under the Internal Revenue Code as a distribution that is "substantially disproportionate" or (iii) is treated under the Internal Revenue Code as a distribution that is "not essentially equivalent to a dividend". A "substantially disproportionate" distribution generally requires a reduction of at least 20% in the Member's proportionate Interest in the Fund after all Interests are tendered. A distribution "not essentially equivalent to a dividend" requires that there be a "meaningful reduction" in the Member's interest, which should be the case if the Member has a minimal Interest in the Fund, exercises no control over Fund affairs and suffers a reduction in his or her proportionate Interest. The Fund intends to take the position that tendering Members will qualify for sale treatment. If the transaction is treated as a sale for tax purposes, any gain or loss recognized will be treated as a capital gain or loss by Members who hold their Interest as a capital asset and as a long-term capital gain or loss if such Interest has been held for more than twelve months. If the transaction is not treated as a sale, the amount received upon a sale of Interest may consist in whole or in part of ordinary dividend income, a return of capital or capital gain, depending on the Fund's earnings and profits for its taxable year and the Member's basis in the Interest. In addition, if any amounts received are treated as a dividend to tendering Members, a constructive dividend may be received by non-tendering Members whose proportionate interest in the Fund has been increased as a result of the tender.

10. Early Withdrawal Charges: The Fund does not charge a special handling or processing fee for repurchases. However, if you tender for repurchase Interest that is subject to Early Withdrawal Charges as described in the Fund's Prospectus, and if that Interest is repurchased by the Fund, the applicable Early Withdrawal Charge will be deducted from the proceeds of the repurchase of your Interest. If you ask the Fund to repurchase a specific dollar amount of your Interest, and if that Interest is subject to Early Withdrawal charges, then (assuming your request is not subject to pro-ration) the Fund will repurchase an amount sufficient to pay the net proceeds you have requested and enough additional Interest to pay the applicable Early Withdrawal Charge.

11. Proper Form of Repurchase Request Documents: All questions as to the validity, form, eligibility (including, for example, the time of receipt) and acceptance of repurchase requests will be determined by the Fund, in its sole discretion, and that determination will be final and binding. The Fund reserves the right to reject any and all tenders of repurchase requests for Interest determined not to be in the proper form, or to refuse to accept for repurchase any Interest if, in the opinion of counsel to the Fund, paying for such Interest would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of this Offer or any defect in any tender of Interest, whether in general or with respect to any particular Interest or Member(s). The Fund's interpretations of the terms and conditions of this Repurchase Offer shall be final and binding. Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the times as the Fund shall determine. Tenders of Interest will not be deemed to have been made until all defects or irregularities have been cured or waived.

     Neither the Fund, OppenheimerFunds Service, OppenheimerFunds, Inc. (the Fund's investment advisor) nor OppenheimerFunds Distributor, Inc. (the Fund's Distributor) nor any other person is or will be obligated to give notice of any defects or irregularities in repurchase requests tendered, nor shall any of them incur any liability for failure to give any such notice.

     Neither the Fund nor its Board of Managers make any recommendation to any Member whether to tender or refrain from tendering Interest. Each Member must make an independent decision whether to tender Interest and, if so, how much Interest to tender.

     No person has been authorized to make any recommendation on behalf of the Fund whether Members should tender pursuant to this Repurchase Offer. No person has been authorized to give any information or to make any representations in connection with this Repurchase Offer other than those contained in this Repurchase Offer or in the Fund's Prospectus and
     Statement of Additional Information. If given or made, any such recommendations and such information must not be relied upon as having been authorized by the Fund, its investment advisor, Distributor or OppenheimerFunds Services.

     For the Fund's current net asset values and other information about this Repurchase Offer, or for a copy of the Fund's Prospectus, call OppenheimerFunds Services at 1.800.858.9826 or contact your financial advisor.



     Dated:  July 30, 2004

     [OppenheimerFunds Logo]

Exhibit (a)(1)(iii)

--------------------------------------------------------------------------------
                    Oppenheimer Tremont Opportunity Fund, LLC
                             REPURCHASE REQUEST FORM
--------------------------------------------------------------------------------

To: Oppenheimer Tremont Opportunity Fund, LLC
Please repurchase the Interest of Oppenheimer Tremont Opportunity Fund, LLC designated below on the Valuation Date that applies to this Repurchase Offer which ends on August 31, 2004. I understand that if my repurchased Interest is subject to an Early Withdrawal Charge, that charge will be deducted from the proceeds of my repurchased Interest.

Name(s) of Registered Members:                               ___________________
Please fill in EXACTLY as listed on your Fund statement):    ___________________
                                                             ___________________

Your Account Number:                                         ___________________
(Please fill in EXACTLY as listed on your Fund statement):

Your Daytime Telephone Number:                               (___)  ___ - ______
                                                              Area Code   Number
Interest Tendered for Repurchase:
(Please fill in ALL applicable information)

|_|  Full Tender       Please tender my entire Interest

|_|  Partial Tender    Please tender all but $____________ of my Interest
                       (Please Note: A $50,000 minimum balance must be retained)

|_|  Dollar Amount     Please repurchase enough of my Interest so that I will
                       receive $____________.
                       (If an Early Withdrawal Charge applies, enough of my
                       Interest will be repurchased, subject to pro-ration, to provide the net proceeds requested. Please Note:
                       A $50,000 minimum balance must be retained

Payment and Delivery Instructions:
A check for the proceeds of repurchased Interest will be issued in the name of the registered Member(s) and mailed to the address of record on the account. If alternative payment and delivery is required, please provide instructions here (and signatures must be guaranteed).

Alternative Mailing Instructions:   ___________________________________________
                                    ___________________________________________
                                    ___________________________________________
Alternative Wiring Instructions:    Bank Name:_________________________________
                                    ABA #:  ___________________________________
                                    Account Name: _____________________________
                                    Account # _________________________________
                                    For Further Credit to: ____________________


Please assure that you sign this form on the reverse side!

Please sign below and note the following important points:
     o Your signature(s) below MUST CORRESPOND EXACTLY with the names(s) in which your Interest is registered.
     o If the Interest is held by two or more joint holders, ALL MEMBERS MUST SIGN BELOW.
     o If the Interest is held in a First Trust IRA or 403(b)(7) account, you must have First Trust submit the request on your behalf.
     o If the Interest is held in the name of a trustee, executor, guardian, attorney-in-fact, corporation, partnership or other representative capacity, include the name of the owner, sign using your title and submit evidence of your authority in a form satisfactory to OppenheimerFunds Services.

All signatures must be guaranteed unless ALL of the following  conditions apply:
     o This Repurchase Request Form is signed by all registered holder(s) of the Interest, AND
     o There is no change of registration for the Interest you will continue to hold, AND
     o The payment of the repurchase proceeds is to be sent to the registered owners of the Interest at the address shown in the Interest registration on your account statement, AND
     o    The repurchase proceeds will be less than or equal to $100,000.

In all other cases,  ALL signatures  must be guaranteed by one of the following:
U.S. bank, trust company, credit union or savings association, or by a foreign bank that has a U.S. correspondent bank, or by a U.S. registered dealer or broker in securities, municipal securities, or government securities, or by a U.S. national securities exchange, a registered securities association or a clearing agency. Please note: if you request your funds to be wired to your bank, a signature guarantee is required.

Date:________________________                 Signatures(s) of owner(s)
                                              exactly as Interest is registered:
SIGNATURE(s) GUARANTEED BY:

--------------------------                    ------------------------------
         (Signature)                               (Signature of Owner)

----------------------------                  ------------------------------
         (Name) (Title)                         (Signature of Joint Owner)



If you have any questions about this form, call OppenheimerFunds Services 1.800.858.9826.


This form must be RECEIVED by OppenheimerFunds Services by 12:00 Midnight ET August 31, 2004 (the Repurchase Request Deadline), if you want to sell some or all of your account of the Oppenheimer Tremont Opportunity Fund, LLC. Repurchase Requests received by OppenheimerFunds Services cannot be revoked after the Repurchase Request Deadline.


------------------------------------ -------------------------------------------

If you are using regular mail:       If you are using courier or express mail:
Send this form to:                   Send this form to:
OppenheimerFunds Services            OppenheimerFunds Services
PO Box 173673                        10200 E. Girard Avenue, Building D
Denver, CO 80217-3673                Denver, Colorado 80231
------------------------------------ -------------------------------------------

Exhibit (a)(1)(iv)

Date



Dear Member:

Oppenheimer Tremont Opportunity Fund, LLC (the "Fund") has received and accepted for purchase your tender of your Interest in the Fund.

Because you have tendered and the Fund has purchased your entire investment, you have been paid a note (the "Note") entitling you to receive an initial payment of 95% of the estimated repurchase price based on the unaudited net asset value of the Fund as of September 30, 2004 (the "Valuation Date"), after subtraction of any applicable 1.00% Early Withdrawal Charge that applies if the date as of which the Interest is to be valued for purposes of the repurchase is less than one year following the date of your initial investment in the Fund, in accordance with the terms of the Repurchase Offer. You will receive an initial payment in this amount via wire or check, as per your instructions on your Repurchase Request Form. In accordance with the terms of the Repurchase Offer, payment will be made within 45 days of the Valuation Date unless the Fund has requested a withdrawal of its capital from any Portfolio Fund(s) in order to fund the repurchase of interest, in which case payment will be made ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.

The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you promptly after the completion of the Fund's March 31, 2005 fiscal year-end audit and is subject to fiscal year-end audit adjustment. This amount will be paid to you via wire or check, as per your instructions on your Repurchase Request Form. We expect the audit to be completed by the end of May 2005.

The Note is held by OppenheimerFunds Services on your behalf for your safety and convenience. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.

Should you have any questions, please call your financial advisor or broker, or you can call OppenheimerFunds Services at 1-800-858-9826.

Sincerely,
OppenheimerFunds Services

Exhibit (a)(1)(v)

Date



Dear Member:

Oppenheimer Tremont Opportunity Fund, LLC (the "Fund") has received and accepted for purchase your tender of a portion of your limited liability company interest in the Fund.

Because you have tendered and the Fund has purchased a portion of your investment, you have been paid a note (the "Note") entitling you to receive payment of 100% of the estimated repurchase price based on the unaudited net asset value of the Fund as of September 30, 2004 (the "Valuation Date"), after subtraction of the 1.00% Early Withdrawal Charge that applies if the date as of which the Interest is to be valued for purposes of the repurchase is less than one year following the date of your initial investment in the Fund, in accordance with the terms of the Repurchase Offer. You will receive a payment in this amount via wire or check, as per your instructions on your Repurchase Request Form. In accordance with the terms of the Repurchase Offer, payment will be made within 45 days of the Valuation Date unless the Fund has requested a withdrawal of its capital from any Portfolio Funds in order to fund the repurchase of interest, in which case payment will be made ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.

The Note is held by OppenheimerFunds Services on your behalf for your safety and convenience. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.

You remain a member of the Fund with respect to the portion of your interest in the Fund that you did not tender.

Should you have any questions, please call your financial advisor or broker, or you can call OppenheimerFunds Services at 1-800-858-9826.

Sincerely,
OppenheimerFunds Services

Exhibit (a)(1)(vi)

                                 PROMISSORY NOTE

     Pursuant to the Offer to Purchase (the "Repurchase Offer") up to twenty-five percent (25%) of the aggregate of its beneficial interest ("Interest") at a price equal to the respective net asset value as of the close of The New York Stock Exchange on the Valuation Day upon the terms and conditions set for in the Repurchase Offer, Oppenheimer Tremont Opportunity Fund, LLC hereby promises to pay in cash, in the manner set forth below, to the person identified below as the payee (the "Payee") an amount equal to the estimated net asset value of the Interest tendered, determined as of the Valuation Date in accordance with the asset valuation policy of the Fund.

This note entitles the Payee to receive an initial payment, valued in accordance with the Limited Liability Company Agreement of the Fund, equal to at least 95% of the estimated value of the Interest (the "Initial Payment") which will be paid to the payee in the form of a check or wire within 45 days after the Valuation Date, unless Fund has requested a withdrawal of its capital from any Portfolio Fund(s) in order to fund the repurchase of interest, in which case payment will be made ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Fund(s). An Early Withdrawal Charge of 1.00% of the value of an Interest (or portion of an Interest) repurchased by the Fund will apply if the date as of which the Interest is to be valued for purposes of repurchase is less than one year following the date of the Payee's initial investment in the Fund. If applicable, the Early Withdrawal Charge will be deducted before payment of the proceeds of a repurchase.

This note also entitles the Payee to a contingent payment equal to the excess, if any, of (x) the net asset value of the Interest (or portion thereof) repurchased by the Fund as of the date of such repurchase, determined based on the audited financial statements of the Fund for the Fiscal Year in which such repurchase was effective over (y) the Initial Payment. The contingent payment is payable promptly after the completion of the audit of the Fund's financial statements for fiscal year ending March 31, 2005.

Both the initial and contingent payments hereunder shall be paid in cash, provided, however, that if the Fund's Board of Managers determines that payment of all or a portion of the purchase price by a distribution of marketable securities is necessary to avoid or mitigate any adverse effect of the Repurchase Offer on the remaining members of the Fund, then such payment shall be made by distributing such marketable securities, all as more fully described in the Repurchase Offer.

Both the initial and contingent payment of this note shall be made by check or wire to the Payee, as per the Payee's instruction on the Repurchase Request Form.

This note may not be pledged, assigned or otherwise transferred by the Payee. This note shall be construed according to and governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________
                                     Oppenheimer Tremont Opportunity Fund, LLC

                                     By: _______________________________

Exhibit (a)(1)(vii)

                                 PROMISSORY NOTE

     Pursuant to the Offer to Purchase (the "Repurchase Offer") up to twenty-five percent (25%) of the aggregate of its beneficial interest ("Interest") at a price equal to the respective net asset value as of the close of The New York Stock Exchange on the Valuation Day upon the terms and conditions set for in the Repurchase Offer, Oppenheimer Tremont Opportunity Fund, LLC hereby promises to pay in cash, in the manner set forth below, to the person identified below as the payee (the "Payee") an amount equal to the estimated net asset value of the Interest tendered, determined as of the Valuation Date in accordance with the asset valuation policy of the Fund.

This note entitles the Payee to receive a payment, valued in accordance with the Limited Liability Company Agreement of the Fund, equal to at least 100% of the estimated value of the Interest (the "Initial Payment") which will be paid to the payee in the form of a check or wire within 45 days after the Valuation Date, unless Fund has requested a withdrawal of its capital from any Portfolio Fund(s) in order to fund the repurchase of interest, in which case payment will be made ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Fund(s). An Early Withdrawal Charge of 1.00% of the value of an Interest (or portion of an Interest) repurchased by the Fund will apply if the date as of which the Interest is to be valued for purposes of repurchase is less than one year following the date of the Payee's initial investment in the Fund. If applicable, the Early Withdrawal Charge will be deducted before payment of the proceeds of a repurchase.

The payment hereunder shall be paid in cash, provided, however, that if the Fund's Board of Managers determines that payment of all or a portion of the purchase price by a distribution of marketable securities is necessary to avoid or mitigate any adverse effect of the Repurchase Offer on the remaining members of the Fund, then such payment shall be made by distributing such marketable securities, all as more fully described in the Repurchase Offer.

The payment of this note shall be made by check or wire to the Payee, as per the Payee's instruction on the Repurchase Request Form.

This note may not be pledged, assigned or otherwise transferred by the Payee. This note shall be construed according to and governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.



Payee: _______________________

                                      Oppenheimer Tremont Opportunity Fund, LLC


                                         By: _______________________________